UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

03010591

NO ACT
P.E 12-30-02
1-4881

February 18, 2003

Edward P. Smith
Chadbourne & Parke LLP
30 Rockefeller Plaza
New York, NY 10112

Act 1934
Section
Rule 14A-8
Public Availability 2/18/2003

RE: Avon Products, Inc.
Incoming letter dated December 30, 2002

Dear Mr. Smith:

This is in response to your letter dated December 30, 2002 concerning the shareholder proposal submitted to Avon by the Trust for the International Brotherhood of Electrical Workers' Pension Benefit Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
FEB 28 2003
THOMSON
FINANCIAL

Enclosures

cc: Jerry J. O'Connor
Trustee
Trust for the International Brotherhood of Electrical Workers'
Pension Benefit Fund
1125 Fifteenth St., N.W.
Washington, DC 20005

CHADBOURNE
& PARKE LLP

Edward P. Smith
direct tel 212-408-5371 fax 212-408-5395
esmith@chadbourne.com

30 Rockefeller Plaza, New York, NY 10112
tel 212-408-5100 fax 212-541-5369



Rule 14a-8(i)(3)
Rule 14a-8(j)
Rule 14a-9

December 30, 2002

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Avon Products, Inc.
Shareholder Proposal of the Trust for the International Brotherhood of Electrical Workers Pension Benefit Fund

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) of the Securities and Exchange Act of 1934, as amended, we hereby give notice on behalf of Avon Products, Inc. (the "Company") of its intention to omit from the proxy statement and form of proxy for the Company's 2003 Annual Meeting of Shareholders (together, the "Proxy Materials") the proposal (the "Proposal") submitted by the Trust for the International Brotherhood of Electrical Workers Pension Benefit Fund (the "Proponent"). The Proposal was submitted by fax on November 21, 2002 under cover of letter from the Proponent. Six copies of this letter and the Proposal are enclosed pursuant to Rule 14a-8(j). In addition, a copy of the Proponent's letter containing the Proposal is attached hereto as Exhibit A.

We request on behalf of the Company the concurrence of the staff of the Division of Corporation Finance (the "Staff") that it will not recommend enforcement action if the Company omits the Proposal from its Proxy Materials in reliance on Rule 14a-8(i)(3).

I. The Proposal

The Proposal resolves that "that the shareholders of Avon Corporation [sic] ("Company") hereby request that the Company's Board of Directors establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company."

II. Grounds for Exclusion-Rule 14a-8(i)(3)

The Proposal is materially misleading in violation of Rule 14a-9, and thus may be omitted under Rule 14a-8(i)(3). It was noted in Staff Legal Bulletin No. 14 that when a proposal will require detailed and extensive editing in order to bring it into compliance with proxy rules, the Staff may find it appropriate for companies to exclude the entire proposal as materially false or misleading. As discussed below, removing the false and misleading statements from the Proposal would require such detailed editing that the Proposal may be excluded in its entirety. In the alternative, if the Staff is unable to concur that the entire Proposal may be excluded, the Company respectfully requests that the Staff recommend exclusion or revision of the statements discussed below.

The third sentence of the second paragraph of the statement of support is entirely the opinion of the Proponent presented as fact; contains unsupported allegations ("can"); is vague ("excessive use"); does not purport to pertain to the Company; and indirectly impugns the integrity of the Company's management (and Compensation Committee of its Board of Directors) and indirectly charges them with improper conduct. The Staff routinely requires proponents to distinguish between fact and opinion, because opinion presented as fact is inherently misleading. *See* General Motors Corp. (March 27, 2001); Burlington Northern Santa Fe Corp. (February 14, 2000). Moreover, the sentence alleges such detailed effects of not expensing options that merely recasting it as opinion will not remedy the misleading nature of the statement. *See* Raytheon Company (February 26, 2001) (striking, rather than requiring recasting as opinion: "The poison pill is an anti-takeover device, which can injure shareholders by reducing management accountability and adversely affecting shareholder value.") Besides being opinion presented as fact, this paragraph also vaguely refers to unnamed "numerous companies" which is misleading language contrary to the Staff's policy of specificity. *See* Southwest Airlines (March 13, 2001) (proponent referring to "some independent proxy analysts" must identify analysts and cite a specific source for the claim.)

The third paragraph of the statement of support contains a quote of Alan Greenspan which characterizes the alleged consequences of a failure to expense options as fact ("introduced a significant distortion in reported earnings") whereas it is clearly opinion. The Proponent should not be permitted to present opinion as fact merely because the opinion is contained in a quote.

The extensive citation of Warren Buffet's Op-Ed piece violates Rule 14a-9 because it impugns the character of the Company's executives. The quote is: "There is a crisis of confidence today about corporate earnings reports and the credibility of chief executives. And it's justified. ...I am referring to the legal, but improper, accounting methods used by chief executives to inflate reported earnings...Without blushing, almost all C.E.O.'s have told their shareholders that options are cost-free..." By including the quote, the Proponent implies that the Company's C.E.O. and senior management have engaged in "improper accounting methods," that they "inflate earnings," and that shareholders should question the character of the Company's C.E.O. specifically and senior management generally. *See* Phoenix Gold International, Inc., (November 18, 2002); The Swiss Helvetia Fund, Inc., (April 3, 2001). The Staff has required much less inflammatory language to be struck as materially misleading.

The final paragraph of the supporting statement, like the second and third paragraphs, makes vague and uncited claims and presents opinion as fact. The statement "[m]any companies have responded to investors' concerns about their failure to expense stock options" both has the vague "many companies" and opinion disguised as fact. The reference to "more than 100 companies" is unsupported. In addition the second sentence of this last paragraph which states that expensing stock options provides stockholders with more accurate financial statements is deceptive because it is merely opinion cast as fact and it is contrary to generally accepted accounting principles ("GAAP"). Under FAS 123, a company is permitted to choose whether or not to expense stock options or, instead, to disclose such information on a pro forma basis in the footnotes to its financial statements. A company's financial statements are not "inaccurate" or "less accurate" simply because the company chose to follow a disclosure method permitted under GAAP. We are not aware of any instance in which the SEC has alleged that a company's financial statements were inaccurate solely because the value of stock options were reflected in the financial statement footnotes in conformity with GAAP. The assertions in this final paragraph as to whether or not expensing stock options makes financial statements more accurate, and the references to the motivation of companies who have elected to expense options, are merely the opinion of the Proponent and should be reflected as such.

III. Future Compliance with Rule 14a-8(d)

In the event that the Staff permits the Proponent to make the substantial revisions necessary to bring the Proposal within the requirements of the proxy rules, we respectfully request explicit confirmation from the Staff that such revisions are subject to complete exclusion by the Company if they will cause the Proposal to exceed the 500-word limitation set forth in Rule 14a-8(d). We believe it is important to request this confirmation in advance in order to avoid the issue arising at a time when the Company is attempting to finalize its proxy statement.

IV. Conclusion

Because the Proposal is replete with unsupported assertions, opinions presented as fact, and language that impugns the character of the Company's management, we believe that the entire Proposal is false and misleading under Rule 14a-9 and therefore may be excluded in its entirety under Rule 14a-8(i)(3). We respectfully request that the Staff agree that it will not recommend any enforcement action if the Proposal is excluded from the Company's Proxy Materials under Rule 14a-8(i)(3). We are notifying the Proponent of the Company's intention to omit the Proposal from its Proxy Materials by transmitting a copy of this letter to it.

CHADBOURNE
& PARKE LLP



Please contact the undersigned at (212) 408-5371 if you have any questions or comments. Thank you for your attention to this request.

Very truly yours,

Edward P. Smith

Edward P. Smith

Enclosures

cc: Mr. Jeremiah J. O'Connor
Trust for the International Brotherhood of
Electrical Workers Pension Benefit Fund
1125 Fifteenth St. N.W.
Washington, D.C. 20005 (w/encls.)

# EXHIBIT A

# PROPONENT'S LETTER AND PROPOSAL

**TRUST FOR THE**
**INTERNATIONAL BROTHERHOO ) OF ELECTRICAL WORKERS'**
**PENSION BENEFIT FUND** 1125 Fifteenth St. N.W. Washington, D.C 20005



November 21, 2002

VIA FAX & U.S. MAIL

Mr. Gilbert L. Klemann, II
Sr. V.P/General Counsel/
Corporate Secretary
Avon Corporation
1345 Avenue of the Americas
New York, NY 10105-0196

Dear Mr. Klemann:

On behalf of the Board of Trustees of the International Brotherhood of Electrical Workers Pension Benefit Fund (IBEW PBF) ("Fund"), I hereby submit the enclosed shareholder proposal for inclusion in Avon Product's ("Company") proxy statement to be circulated to Corporation Shareholders in conjunction with the next Annual Meeting of Shareholders in 2003.

The proposal relates to "**Stock Option Expensing**" and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. SEC's Proxy Guidelines.

The Fund is a beneficial holder of 10,730 shares of Avon common stock. The Fund has held the requisite number of shares required under Rule 14a-8(a)(1) for more than a year. The Fund intends to hold the shares through the date of the Company's 2003 Annual Meeting of Shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter.

If you decide to adopt the provisions of the proposal as corporate policy, we will ask that the proposal be withdrawn from consideration at the annual meeting. Either the undersigned or a designated representative will present the proposal for consideration at the Annual Meeting of the Shareholders.

Sincerely,

Jerry J. O Connor
Trustee

JOC:jl

Enclosure

Form 972

**Option Expensing Proposal**

Resolved, that the shareholders of Avon Corporation ("Company") hereby request that the Company's Board of Directors establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company.

**Statement of Support:** Current accounting rules give companies the choice of reporting stock option expenses annually in the company income statement or as a footnote in the annual report (See: Financial Accounting Standards Board Statement 123). Most companies, including ours report the cost of stock options as a footnote in the annual report, rather than include the option costs in determining operating income. We believe that expensing stock options would more accurately reflect a company's operational earnings.

Stock options are an important component of our Company's executive compensation program. Options have replaced salary and bonuses as the most significant element of executive pay packages at numerous companies. The lack of option expensing can promote excessive use of options in a company's compensation plans, obscure and understate the cost of executive compensation and promote the pursuit of corporate strategies designed to promote short-term stock price rather than long-term corporate value

A recent report issued by Standard & Poor's indicated that the expensing of stock option grant costs would have lowered operational earnings at companies by as much as 10%. "The failure to expense stock option grants has introduced a significant distortion in reported earnings," stated Federal Reserve Board Chairman Alan Greenspan. "Reporting stock options as expenses is a sensible and positive step toward a clearer and more precise accounting of a company's worth." *Globe and Mall*, "Expensing Options Is a Bandwagon Worth Joining," Aug. 16, 2002.

Warren Buffett wrote in a *New York Times* Op-Ed piece on July 24, 2002:

> There is a crisis of confidence today about corporate earnings reports and the credibility of chief executives. And it's justified.
>
> For many years, I've had little confidence in the earnings numbers reported by most corporations. I'm not talking about Enron and WorldCom — examples of outright crookedness. Rather, I am referring to the legal, but improper, accounting methods used by chief executives to inflate reported earnings. . .

> Options are a huge cost for many corporations and a huge benefit to executives. No wonder, then, that they have fought ferociously to avoid making a charge against their earnings. Without blushing, almost all C.E.O.'s have told their shareholders that options are cost-free. . .
>
> When a company gives something of value to its employees in return for their services, it is clearly a compensation expense. And if expenses don't belong in the earnings statement, where in the world do they belong?

Many companies have responded to investors' concerns about their failure to expense stock options. In recent months, more than 100 companies, including such prominent ones as Coca Cola, Washington Post, and General Electric, have decided to expense stock options in order to provide their shareholders more accurate financial statements. Our Company has yet to act. We urge your support.

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 18, 2003

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Avon Products, Inc.
Incoming letter dated December 30, 2002

The proposal requests that the board of directors establish a policy of expensing in the company's annual income statement the costs of all future stock options issued by the company.

We are unable to concur in your view that Avon may omit the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- provide citation to a specific source for the sentence that begins "The lack of option expensing. . ." and ends ". . . than long-term corporate value"; and

- provide a citation to a specific source for the sentence that begins "In recent months . . ." and ends ". . . more accurate financial statements."

Accordingly, unless the proponent provides Avon with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Avon omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Jennifer Bowes
Attorney-Advisor